dMY Technology Group, Inc. III

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

August 4, 2021

BY EDGAR

Mr. Matthew Derby

Ms. Jan Woo

Mr. Ryan Rohn

Mr. Craig Wilson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	dMY Technology Group, Inc. III

Amendment No. 2 to Registration Statement on Form S-4

Filed July 16, 2021

File No. 333-254840

Dear Mr. Derby, Ms. Woo, Mr. Rohn and Mr. Wilson:

We set forth below the response of dMY Technology Group, Inc. III (“dMY” or the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated August 2, 2021 with respect to the Company’s amendment no.2 to the registration statement on Form S-4, File No. 333-254840, filed with the Commission on July 16, 2021 (the “Registration Statement”).

dMY has filed today Amendment No. 3 to the Registration Statement (“Amendment No. 3”) together with this letter via EDGAR correspondence.

We have reproduced below in bold the Staff’s comments and have provided the Company’s response following each comment. Capitalized terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3.

Note 7. Share Based Compensation, page F-40

1.

We note your discussion of your revised reassessment of the 2021 awards in response to prior comment 11. Please disclose the impact of the reassessment on current and future periods in the quarter ended June 30.

Response:

The Company acknowledges the Staff’s comment and confirms that the Company will disclose the impact of its reassessment on current and future periods in the financial statements for the period ended June 30, 2021 and in Management’s Discussion and Analysis of Financial Condition and Results of Operation for the same period, which it expects to include on a Current Report on Form 8-K to be filed in connection with the closing of the Business Combination.

The Company further advises the Staff that it is simultaneously filing Amendment No. 3 to reflect additional unrelated updates and exhibits.

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We hope that the Company’s responses above adequately addresses the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact Adam J. Brenneman at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Very truly yours,

/s/ Niccolo de Masi
Niccolo de Masi
Chief Executive Officer and Director

cc:	Harry L. You

dMY Technology Group, Inc. III

Kyle E. Harris

James E. Langston

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP

Peter Chapman

Salle E. Yoo

Thomas Kramer

IonQ, Inc.

John T. McKenna

Jaime L. Chase

David I. Silverman

Cooley LLP

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